Ryan A. Murr 858.202.2727 rmurr@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 4365 Executive Drive, Ste. 300 San Diego, CA 92121 T: 858.202.2700 F: 858.457.1255

August 31, 2007

Via EDGAR and FedEx

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:	Big Dog Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed August 8, 2007
File No. 333-143928

Ladies and Gentlemen:

On behalf of Big Dog Holdings, Inc. (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated August 24, 2007 relating to the above-referenced Amendment No. 1 to Registration Statement.   Set forth below are the Staff’s comments, as set forth in the August 24, 2007 comment letter, followed by the Company’s responses.

We are also filing concurrently herewith Amendment No. 2 to the Registration Statement. The enclosed courtesy copies of Amendment No. 2 are marked to show changes from Amendment No. 1.
Form S-3

1.	We note your response to comment 2 in our letter dated July 17, 2007. Please provide your response in an appropriate place in your prospectus.

The Company has complied with this request and has added the requested disclosure in page 1 of the prospectus under the caption, “The Offering.”

2.
We note your response to comment 3 in our letter dated July 17, 2007.  Please revise your disclosure to explain why Kayne Anderson Capital Advisors, L.P. was paid $400,000.  Your indication that the payment was “in connection with the purchases in the offering” does not provide sufficient information.

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission

The $400,000 fee paid to Kayne Anderson (“KA”) was in lieu of a placement agent fee that would have otherwise been payable with respect to those securities sold to KA’s clients and affiliates.  Although the Company had engaged Thomas Weisel Partners LLC and Wells Fargo Securities LLC to serve as placement agents for the transaction (the “Placement Agents”), the Company and the Placement Agents agreed that no fee would be payable with respect to securities sold to certain investors, which included sales to KA and its clients and affiliates.  In lieu of paying a fee to the Placement Agents, the Company paid the same fee to KA with respect to amounts invested by KA and its clients and affiliates.  The Company understands that KA credited the fee to the accounts on whose behalf it had effected the purchases.

The Company has added disclosure to this effect in the prospectus.

3.
We note your response to comment 4 in our letter dated July 17, 2007 and your indication that there have been no securities transactions between the Company and any of the selling security holders that relate to the offering, however, the comment was not restricted to securities transactions that relate the offering.  We are inquiring about all securities transactions between such parties.  Please advise.  In this regard, we note your indication that those selling security holders that are also officers of the Company have received stock options as equity compensation.  Please advise us of any additional transactions.

As we discussed with Scott Anderegg of the SEC Staff, because the Company has been in existence since 1992, we note that it would be difficult for the Company to identify all securities transactions with the selling stockholders since inception.  The Company can, however, confirm that there have been no securities transactions with the selling security holders within the past 10 years, other than grants of equity-based awards to those selling security holders who are officers of the Company (as noted in the selling stockholder table contained in the prospectus).  Where the award recipients were Section 16 officers or “named executive officers,” these grants would have been disclosed in the officers’ Section 16 filings (i.e., Forms 4) or the Company’s definitive proxy statement.  We note that no equity awards have been granted to directors or executive officers since the fiscal year ended December 31, 2005.

4.
We note your response to comment 6 in our letter dated July 17, 2007.  We reissue in part our prior comment.  Please make reasonable inquiries as whether any of the selling shareholders have an existing short position in your common stock.  If any of selling shareholders has an existing short position, then please provide the following additional information:

•	the date on which such selling shareholder entered into that short position, and

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The Company has made a reasonable inquiry and has confirmed that none of the selling stockholders have an existing short position in the Company’s common stock.

5.	We note your response to comment 9 in our letter dated July 17, 2007. Please revise your disclosure to disclose that Fred Kayne and Richard Kayne are brothers, as you have indicated your response.

The Company has complied with this request and has added the requested disclosure in page 6 of the prospectus.

Incorporation of Certain Documents by Reference

6.	Please update this discussion to incorporate your most recently-filed Form 10-Q for the quarter ended June 30, 2007, filed on August 14, 2008.

The Company has complied with this request and has incorporated the filing by reference.

*           *           *

Sincerely,

Ryan A. Murr

cc:	Scott Anderegg, SEC
Mara L. Ransom, SEC
Anthony Wall, Big Dog Holdings, Inc.
Jocelyn Arel, Godwin Procter LLP